UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Compugen Ltd.

On April 14, 2020, Compugen Ltd. (the “Company”) issued and sold, pursuant to that certain underwriting agreement, dated March 11, 2020 (the “Underwriting Agreement”), by and among the Company and SVB Leerink LLC and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters named therein (collectively, the “Underwriters”), an additional 483,005 ordinary shares pursuant to the Underwriters’ option granted by the Company to the Underwriters in the Underwriting Agreement.  The gross proceeds to the Company from the sale of the additional ordinary shares were approximately $4.3 million, before deducting underwriting discounts and commissions.  After giving effect to the closing with respect to the additional 483,005 ordinary shares, the Company sold a total of 8,816,339 ordinary shares in the offering.

The offering was made pursuant to the Company’s effective registration statement on Form F-3 and accompanying prospectus (Registration Statement No. 333-233001), previously filed with the Securities and Exchange Commission, and a prospectus supplement thereunder.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: April 15, 2020	By:	/s/ Eran Ben Dor

Eran Ben Dor General Counsel